July 20, 2020

VIA EDGAR

Adam Phippen

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Singlepoint Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 31, 2020
Response Dated June 29, 2020
File No. 0-53425

Dear Sir and Madam:

By letter dated July 6, 2020, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Singlepoint Inc. (the “Company,” “we,” “us,” or “our”) with comments on the Company’s Form 10-K for the Fiscal Year ended December 31, 2019, filed March 31, 2020 and the Company’s Response dated June 29, 2020. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data

Revenues, page F-7

1.	We reviewed your response to comment 1 and reiterate our comment. Given how distinct your businesses are and the product categories reflected on your website, please tell us your consideration of using more than one category for disaggregation of your revenues. Refer to paragraphs 89 through 91 of ASC 606-10-55.

Response: As discussed with counsel for the Company, in future reports filed with the Commission, the Company will include disclosure to provide the revenues for each subsidiary, including the categories of revenues produced.

Note 3 - Investments, Acquisitions and Goodwill, page F-10

2.	We reviewed your response to comment 2. We note the acquisition occurred on May 14, 2019. The measurement period should not exceed one year from the acquisition date. Refer to ASC 805-10-25-14. Please tell us the final fair value of the acquired assets. In addition, reference is made to comment 4 in our letter dated May 29, 2020. Please amend your Form 8-K filed July 31, 2019 to include Direct Solar's unaudited financial statements as of and for the three months ended March 31, 2019 and pro forma financial information.

Response: The final fair value of the acquired assets was determined to be $1,966,340, which is unchanged from our original estimate. The Company will amend its Form 8-K filed July 31, 2019 to include Direct Solar's unaudited financial statements as of and for the three months ended March 31, 2019 and pro forma financial information.

Should you have any further comments or questions please contact our outside counsel, Jeffrey M. Stein, Esq. at JMS Law Group, PLLC at (516) 422-6285.

Very Truly Yours,

/s/ Corey Lambrecht
Corey Lambrecht, CFO